Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE SHORT DURATION DIVERSIFIED INCOME FUND

ANNOUNCES CONDITIONAL TENDER OFFER, CONDITIONAL DISTRIBUTION RATE INCREASE AND SPECIAL SHAREHOLDER MEETING

BOSTON, MA, March 9, 2021 — Eaton Vance Short Duration Diversified Income Fund (NYSE: EVG) (the “Fund”) today announced that its Board of Trustees (the “Board”) has taken the actions described below.

Conditional Tender Offer. The Board has authorized a conditional cash tender offer for up to 25% of the Fund’s outstanding common shares at a price per share equal to 99% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on the date the tender offer expires. The tender offer is conditioned on shareholder approval of a new investment advisory agreement with Eaton Vance Management (“EVM”), the Fund’s investment adviser, at the upcoming special meeting of shareholders discussed below.

Additional terms and conditions of the tender offer will be set forth in the associated Fund offering materials and additional press releases, as applicable. If the number of shares tendered in the tender offer exceeds the maximum amount of the tender offer, the Fund will purchase shares from tendering shareholders on a pro rata basis (disregarding fractional shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder's tendered common shares in the tender offer. The Fund may determine not to accept shares tendered in the tender offer under various circumstances, as will be set forth in the offering materials.

Conditional Distribution Rate Increase. The Fund also announced today that, if shareholders approve the new investment advisory agreement at the upcoming special meeting of shareholders discussed below, it will increase its regular monthly distribution on common shares to an annual rate equal to 10 percent of the Fund’s then-current net asset value ($0.109 per share as of March 2, 2021), representing an increase of approximately 45 percent from the March 2021 distribution of $0.075 per share. The distribution increase will commence with the first monthly distribution announced following shareholder approval of the new investment advisory agreement. By raising the Fund’s regular monthly distribution, the Board seeks to enhance long-term shareholder value.

The Fund’s distributions may include amounts from sources other than net investment income. When that is the case, shareholders will be notified. The final determination of the tax character of Fund distributions will occur after the end of each calendar year, at which time that determination will be reported to shareholders. The Fund’s distributions in any period may be more or less than the net return earned by the Fund on its investments, and therefore should not be used as a measure of performance or confused with “yield” or “income.” Distributions in excess of Fund returns will cause the Fund’s net assets and net asset value per share to erode. For the fiscal year beginning on November 1, 2020 through February 28, 2021, the Fund has distributed $0.30 per share, 73.5 percent of which is estimated to be sourced from ordinary income and 26.5 percent of which is estimated to be return of capital. If the Fund had adopted the conditional distribution rate increase on November 1, 2020 and the condition described above has been satisfied, its distributions for the fiscal year to date through February 28, 2021 on a pro forma basis would have been approximately $0.454 per share, an estimated 48.6 percent of which would have been sourced from ordinary income and an estimated 51.4 percent from return of capital. Investors should not draw any conclusions about the Fund’s investment performance from the amount of its distributions.

Fund distributions may be affected by numerous factors, including changes in Fund performance, the cost of leverage, portfolio holdings, realized and projected returns, and other factors. There can be no assurance that future Board action, an unanticipated change in market conditions or other unforeseen factors will not result in a change in the Fund’s distributions at a future time.

Upcoming Special Shareholder Meeting. The Fund also announced today that its Board has set a record date of March 19, 2021 for determining those shareholders entitled to notice of, and the right to vote at, a special meeting of shareholders to be held on May 7, 2021 and any adjournment or postponement thereof. At the meeting, shareholders will be asked to approve a new investment advisory agreement for the Fund with EVM.

As previously disclosed, the Board approved an interim investment advisory agreement with EVM (the “Interim Agreement”), which took effect upon completion of the acquisition of Eaton Vance Corp. by Morgan Stanley (NYSE: MS) on March 1, 2021. The Interim Agreement allows EVM to continue to manage the Fund for up to an additional 150 days to provide more time for proxy solicitation and the Board’s consideration of different options for the Fund. The terms of the Interim Agreement are substantially identical to those of the Fund’s prior investment advisory agreement except for term and escrow provisions required by applicable law.

The Fund intends to file a definitive proxy statement with the U.S. Securities and Exchange Commission (the “SEC”). Shareholders are advised to read the proxy statement when available, as it will contain important information. When filed with the SEC, the proxy statement and other documents filed by the Fund will be available free of charge on the SEC website, www.sec.gov. Copies of the proxy statement will also be mailed to each shareholder of record as of March 19, 2021.

Eaton Vance Corp. was acquired by Morgan Stanley on March 1, 2021. Its Eaton Vance Management, Parametric, Atlanta Capital and Calvert investment affiliates are now part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About the Fund

Except pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their net asset value. The market price of a closed-end fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of a fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully the Fund’s investment objective, risks, charges and expenses.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced the conditional tender offer described in this release. The tender offer will be made only if the condition described above is satisfied, and only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For the tender offer, the Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they would contain important information about the tender offer.

Shares of closed-end funds often trade at a discount from their net asset value. The market price of Fund shares may vary from net asset value based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. No Fund is a complete investment program and you may lose money investing in a Fund. An investment in a Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully the Fund’s investment objective, risks, charges and expenses.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts may be forward-looking statements as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors that may be beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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